

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. George Lai
The9 Limited
Building No. 3 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203 PRC
Also via fax at 86-21-5172-9903

> **Re: The9 Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 16, 2010**
> **File No. 001-34238**

Dear Mr. Lai:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief